GBT TECHNOLOGIES INC.

2450 Colorado Avenue, Suite 100E

Santa Monica, California 90404

May 25, 2021

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	GBT Technologies Inc. (the “Company”)
Form S-1
Filed April 28, 2021
File No. 333-255611

Ladies and Gentlemen:

We previously filed the above-referenced Form S-1 Registration Statement. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), we hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement and the Registration Statement has not been declared effective. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, please contact the undersigned.

Thank you for your assistance in this matter.

GBT Technologies Inc.

By:	/s/ Mansour Khatib
Mansour Khatib
CEO